UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated November 27, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)
INTEREST IN SECURITIES
In accordance with section 122(3)(b) of the Companies Act, No. 71 of 2008 and section 3.83(b) of the JSE Limited Listings
Requirements, shareholders are hereby advised that Sibanye Gold has received formal notification from Investec Asset Management
Holdings Proprietary Limited (“IAM”) that IAM, in aggregate, has acquired, on behalf of various non-discretionary clients, an additional interest in the ordinary shares of the Company.
Accordingly, the total interest in the issued ordinary shares of
Sibanye Gold held by “IAM”, now amounts to 15.0241%.
ENDS
Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

27 November 2013

Sponsor
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: November 27, 2013
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer